REII INCORPORATED AND SUBSIDIARY
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Item 1. N/A
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
The Company is in the business of managing residential rental properties primarily in the state of Florida. The Company is in the process of selling its older properties with the intent of replacing them with newer properties when the opportunity arises.

Financial Condition and Liquidity
The Company's source of working capital is from rental operating activities and prior capital contributions from stockholders. The Company has not borrowed any moneys from financial institutions for working capital needs. All debts of the Company are first mortgages on income producing properties.

Net cash used in operating activities in 2003 was $22,937, compared to net cash provided of $22,510 in 2002. The decrease in 2003 was primarily due to the decrease in rental revenue due to the sale of three revenue producing properties and a decrease in real estate management services revenue caused by a decrease in the number of properties managed.

Market Risk and Contingent Liabilities

The Company is exposed to financial market risk due to changes in interest rates. The Company does not engage in speculative or leveraging transactions, nor does it hold or issue financial instruments for trading purposes.

The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. Currently, all of the Company's debts are first mortgages, collateralized by the respective income producing properties. Fluctuations in interest rates may affect the fair value of the Company's debt. At December 31, 2003 and 2002, the carrying value of long-term debt, including the current portion, approximated fair value based upon current market rates for the same or similar debt issues.

Management of the Company believes that there are no commitments, uncertainties, or contingent liabilities that will have a materially adverse effect on the consolidated financial position or operations of the Company and is of the opinion that inflation has not and will not have a material effect on operations.


REII INCORPORATED AND SUBSIDIARY
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Capital Expenditures, Dispositions, and Financing Activities

During 2003, the Company sold three revenue producing properties to independent third parties. The Company recorded a gain on the disposal of assets in 2003 of $192,360.

In the second quarter of 2002, the Company sold one revenue producing property to an independent third party. The Company recorded a gain on the disposal of assets in 2002 of $9,104.

Capital expenditures for improvements to revenue producing properties during 2003 totaled $11,473, compared to $8,690 in 2002. In the first quarter of 2002, the Company received $3,200 from an insurance company for reimbursement of 2001 expenditures for the replacement of a damaged revenue producing asset.

Capital expenditures for office equipment additions during 2003 totaled $306, compared to no capital expenditures for office equipment additions in 2002.

Net cash used in financing activities in 2003 was $195,697, as compared to net cash used in 2002 of $15,402. Fluctuations include the repayment of mortgages with proceeds from the sale of revenue producing assets, and changes in amounts due to Garfield Ricketts, majority stockholder, for collection of rents and payment of expenses on his personal properties.

REII INCORPORATED AND SUBSIDIARY
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Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Net Income
The Company reported net income of $142,280 in 2003 compared to $236 in 2002. The increase in net income for 2003 was primarily due to the gain on sale of revenue producing assets in 2003.

Revenues
Total revenues for 2003 decreased by $48,700 (30.7%) to $109,816 from $158,516 for 2002. The decrease was due primarily to the disposal of three revenue producing assets, an increase in vacancies during 2003, and a reduction in management services provided and commissions earned on real estate sales in 2003.

Direct Expenses
Direct expenses for 2003 decreased by $13,372 (10.5%) to $113,598 (103.4%
of total revenues) from $126,790 (80.1% of total revenues) for 2002. The decrease was due primarily to the decrease in interest expense, due to the overall decrease in the bank mortgages' variable interest rates and mortgages that were paid in full from the sale of revenue producing assets in 2003 and 2002.

General and Administrative Expenses
General and administrative expenses remained fairly constant, totaling $39,394 (35.9% of total revenues) for 2003 and $37,209 (23.5% of total revenues) for 2002. General and administrative expenses represented a greater percent of total revenues in 2003 due to the ratio resulting from decreased rental income from the sale of revenue producing assets, compared to a constant level of administrative expenses.

Bad Debts Expense
Bad debts expense remained fairly constant totaling $3,405 (3.1% of total revenues) in 2003 from $3,600 (2.3% of total revenues) in 2002.

Other Income
The Company reported other income from continuing operations of $192,514 in 2003, which included $154 in interest income. The remainder consisted of the gain on the sale of three revenue producing properties. In 2002, the Company reported $9,319 of other income from continuing operations, which included $215 of interest income. The remainder consisted of the net gain on the sale of a revenue producing property.

Income Taxes
The Company recorded a provision for income taxes in 2003 due to net income resulting from the sale of revenue producing assets during the year. The Company used up its net operating loss carryforwards that it had accumulated in prior years.